EXHIBIT 4

                    McM ACQUISITION CORPORATION
                        1005 Wade Avenue
                  Raleigh, North Carolina  27605
                         (919) 676-6397





                          January 31, 1997



Private and Confidential

Mr. George E. King
Chairman Emeritus
Chief Executive Officer
McM Corporation
Post Office Box 12317
Raleigh, North Carolina  27605

               Re:  Review of McM Corporation Matters

Dear Mr. King:

       Following our various discussions, we propose the following procedure for our newly formed entity, McM Acquisition Corporation ("MAC"), in completing a confidential review of the financial condition and operations of McM Corporation ("McM") and the finalization of funding arrangements, including commitment letters from established financial institutions, with the intention or purpose of making an offer to acquire all of the shares of McM.

       Before MAC proceeds further with its due diligence and financing efforts, it requires that McM grant an exclusive period of time (the "Exclusive Period") during which MAC can carry out its activities in a deliberate, confidential and appropriate manner without fear of wasting the time and effort necessary to complete such activities. The Exclusive Period shall begin on the day that this letter agreement is signed on behalf of McM and shall continue for 120 days.

       Except as set forth herein, during the Exclusive Period McM shall not, nor shall McM authorize or permit any of its affiliates, officers, directors, employees, representatives or agents to, directly or indirectly, encourage, solicit or initiate discussions or negotiations with any third party with respect to any proposal to acquire McM or any McM subsidiary or 10% or more of McM's total assets or of McM's insurance in-force or of the outstanding shares of McM or of any McM subsidiary. McM may, directly or indirectly, furnish information and access, in response to unsolicited requests therefor, to any third party pursuant to written confidentiality agreements, and may participate in discussions and negotiate with such person concerning an acquisition proposal, if McM determines in its good faith judgment that it is required to do so in order to comply with its legal or fiduciary duties.

       MAC will undertake its final due diligence review of the current operating, financial and business position of McM and each of its subsidiaries. In connection with such review, you will use your best efforts to provide MAC access to the financial statements, actuarial records, reinsurance treaties and financial books and records of the McM Group as MAC may reasonably request from time to time.

       Simultaneously with our due diligence review, we will proceed to complete the necessary arrangements with financial institutions and equity participants to the extent that commitment letters can be presented to McM to establish our clear and present capacity to comply with the financial requirements of any proposed acquisition.

       McM will cause such senior executives, financial personnel and professional advisors as McM may reasonably designate from time to time to confer with MAC designees and third parties (both at McM's offices and elsewhere) and to disclose, explain and clarify such information relating to the business, operations and investments of McM as MAC may reasonably request.

       If this procedure is acceptable to you, please sign and return the enclosed copy of this letter to indicate your acceptance, and have it signed by PaineWebber.

                                       Sincerely,


                                       /s/ M. Roland Britt
                                       M. Roland Britt
                                       President




Accepted and Agreed:                      Acknowledged:

McM CORPORATION                           PAINEWEBBER
INCORPORATED


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